

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2009

<u>Via U.S. Mail and Fax</u>

Mr. Dean Cubley
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100,
League City, Texas 77573

> **Re: ERF Wireless, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 0-27467**

Dear Mr. Cubley:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply including your proposed disclosures, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 6 - Debt conversion, page 44

1. Tell us how you determined that the value of the Series A Convertible Preferred Stock was $3,000,000. We note that the Series A Preferred Stock is convertible at holder's option at one preferred share for 18.676347 shares of common stock and has a 2.1 liquidation preference. We also note on page 20 that the market price of your common stock traded at a high of $.45 and a low of $.21 in the quarter ended December 31, 2008. Since you issued 2 million shares of Series A Preferred stock to extinguish the $3 million debt, it appears that the Series A preferred stock were convertible into 37,340,000 shares of your common stock with a total value significantly in excess of $3,000,000.

Note 7 - Common stock, preferred stock and warrants, pages 44-46

Preferred stock

2. Please expand this footnote to disclose all the terms of your Series A Convertible Preferred Stock, such as redemption features and participation rights as required by SAS 129.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director